OPERATING AGREEMENT OF SAME SAME BUT DIFFERENT LLC

This Operating Agreement (the "Agreement") is made and entered into onMarch 2, 2023 by and among the following members (the "Members") of Same Same But Different LLC (the "Company"), a California Limited Liability Company:

Member Name	Ownership Percentage	Profit Share	Loss Share
Bradley Sweet	24.75%	24.75%	18.44%
Michael Ault	21.47%	21.47%	26.83%
Valaski Motorsports LLC	1.67%	1.67%	2.08%
Elliott Sencan	1.49%	1.49%	1.86%
Golfwire LLC	17.97%	17.97%	22.46%
JCC Investments	4.23%	4.23%	5.28%
Guerric Sloan	1.84%	1.84%	2.30%
Brandon Copp	0.92%	0.92%	1.15%

Hannah Choi	1.06%	1.06%	1.32%
NBS Capital	6.19%	6.19%	7.74%
Tyler Enterprises, Inc. Restated Profit Sharing Plan, Helen A. Tyler, Trustee	7.00%	7.00%	8.75%
Colby Jacobson	1.42%	1.42%	1.77%
Peter Eichar	10.00%	10.00%	0%

WHEREAS, the Members desire to set forth their agreement with respect to the management, operation, and governance of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the Members agree as follows:

ARTICLE I. FORMATION OF THE COMPANY

1.1 Formation. The Company was formed on January 1, 2018 as a California Limited Liability Company. The Members have executed and filed Articles of Organization with the Secretary of State of California.

1.2 Name. The name of the Company is Same Same But Different LLC.

1.3 Principal Place of Business. The principal place of business of the Company is located in San Diego, California.

ARTICLE II. BUSINESS PURPOSE

2.1 Business Purpose. The purpose of the Company is to engage in the business of organizing and producing music festivals and related events.

ARTICLE III. MANAGEMENT

3.1 Manager. The Company shall be managed by Bradley Sweet (the "Manager"). The Manager shall have the power and authority to manage the day-to-day affairs of the Company and to make all decisions regarding the management and operation of the Company, except as otherwise provided in this Agreement.

3.2 Powers of the Manager. Without limiting the generality of Section 3.1, the Manager shall have the power and authority to:

(a) Execute and deliver all contracts, agreements, and other instruments on behalf of the Company;

(b) Borrow money, raise money from new members, incur indebtedness, and issue promissory notes, bonds, or other obligations of the Company;

(c) Invest the funds of the Company in any property, real or personal, tangible or intangible, and to sell or otherwise dispose of such property;

(d) Hire employees and independent contractors to perform services for the Company;

(e) Establish, modify, and terminate any compensation and benefits plans for the employees and independent contractors of the Company;

(f) Prepare and present to the Members annual financial statements and other reports regarding the operations of the Company;

(h) Take any other actions reasonably necessary or desirable to carry out the purposes and objectives of the Company.

3.3 Restrictions on Manager's Authority. Notwithstanding any other provision of this Agreement, the Manager shall not have the power or authority to take any of the following actions without the prior written consent of the Members:

(a) Raising additional capital at an evaluation that is less than $5,000,000;

(b) Raising enough money to cause a dilution of over 33%, such as a partial sale of the Company;

(c) Sale of the Company.

3.4 Removal of Manager. The Manager may be removed with or without cause by the Members at any time by a vote of a supermajority, or 66% of the Members.

3.5 Resignation of Manager. The Manager may resign at any time by providing a written notice of their resignation to the Members at least 30 days prior to their intended last day.

3.6 Vacancy. If the position of Manager becomes vacant for any reason, the Members shall select a new Manager by a vote of a simple majority of the Members. The previous Manager shall remain in place until a new Manager is elected.

3.7 Personal Debt. In the event the Manager incurs personal debt for legitimate SSBD business expenses, such debt will be assumed by SSBD if the company dissolves, or the Manager departs or is removed from the role. This debt will be divided among the remaining partners in proportion to their ownership interests at the time of dissolution or change in management. The Manager will not be held responsible for debts incurred for the benefit of SSBD.

ARTICLE IV. CAPITAL CONTRIBUTIONS

4.1 Initial Capital Contributions. The Members have made the following initial capital contributions to the Company:

	2018	2019	2020	2021	2022	2023	TOTAL
Bradley Sweet	$120,000						
Michael Ault	$50,000						
Valaski Motorsports LLC	$10,000						
Elliott Sencan	$10,000						
Golfwire, LLC	$10,000						
Michael Ault		$20,000					
JCC Investments LLC		$20,000					
Golfwire, LLC		$10,000					
Bradley		$10,000					

Sweet						
Guerric Sloan		$10,000				
Hannah Choi		$10,000				
Brandon Copp		$10,000				
Michael Ault		$20,000				
Bradley Sweet		$5,000				
Valaski Motorsports LLC		$5,000				
Michael Ault		$50,000				
Golfwire, LLC		$15,000				
Michael Ault			$55,000			
Golfwire, LLC			$85,000			
Bradley Sweet				$25,000		
Michael Ault				$50,000		
Guerric Sloan				$10,000		
JCC Investments LLC				$20,000		
Michael Ault					$123,096	
Valaski Motorsports LLC					$10,000	
Elliott Sencan					$20,000	
Hannah Choi					$4,762	
Golfwire, LLC					$80,952	
NBS Capital					$41,144	

JCC Investments LLC					$19,048		
Colby Jacobson					$50,000		
Tyler Enterprises						$350,000	
Golfwire LLC						$250,000	
Total Fund	**$200,000**	**$185,000**	**$140,000**	**$105,000**	**$349,001.98**	**$600,000.00**	**$1,579,002**

4.2 Additional Capital Contributions. The Members may be required to make additional capital contributions to the Company as determined by the Manager in its sole discretion. If a Member fails to make a required capital contribution, the Manager may, at its option, reduce the Member's ownership interest in the Company in proportion to the amount of the capital contribution not made.

4.3 Return of Capital. No Member shall have the right to withdraw or receive any return of its capital contributions except as provided in this Agreement.

ARTICLE V. ALLOCATIONS

5.1 Allocations of Profits and Losses. The profits and losses of the Company shall be allocated among the Members in accordance with their ownership percentages as set forth in the grid in Article I.

5.2 Tax Allocations. All items of income, gain, loss, deduction, and credit of the Company for federal and state income tax purposes shall be allocated among the Members in accordance with their ownership percentages as set forth in the grid in Article I.

ARTICLE VI. DISTRIBUTIONS

6.1 Distributions. The Company shall make distributions to the Members in proportion to their ownership percentages as set forth in the grid in Article I.

6.2 Restrictions on Distributions. The Manager may, in its sole discretion, withhold or delay distributions to the Members if, in its reasonable judgment, such distributions would be detrimental to the financial health of the Company.

ARTICLE VII. DISSOLUTION AND TERMINATION

7.1 Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

(a) The decision of the Members to dissolve the Company by a vote of a super majority (66%) of the Members;

(b) The entry of a decree of judicial dissolution by a court of competent jurisdiction;

(c) The expiration of the term of the Company, if any.

7.2 Winding Up. Upon the dissolution of the Company, the Manager shall wind up the affairs of the Company, pay or make reasonable provision for the payment of all liabilities of the Company, and distribute the remaining assets of the Company to the Members in proportion to their ownership percentages as set forth in the grid in Article I.

ARTICLE VIII. MISCELLANEOUS

8.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

8.2 Entire Agreement. This Agreement constitutes the entire agreement of the Members with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written.

8.3 Amendments. This Agreement may be amended or modified only by the written agreement of all the Members.

8.4 Notices. Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by registered or certified mail (return receipt requested), or sent by email or other electronic means of communication to the addresses of the Members set forth in the grid in Article I or to such other address or email address as any Member may designate by written notice to the other Members.

8.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, executors, administrators, successors, and assigns.

8.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

8.7 Titles and Headings. The titles and headings of the sections and paragraphs of this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first written above.

Same Same But Different LLC:

Bradley Sweet

_____

Bradley Sweet, Manager

Michael Ault

_____

Michael Ault, Member

(signature)

_____

Valaski Motorsports LLC, Member

Elliott Sencan

_____

Elliott Sencan, Member

Joel Nathanson

_____

Golfwire LLC, Member

John Andreachi

_____

JCC Investments, Member

_____

Guerric Sloan, Member

Brandon Copp

_____

Brandon Copp, Member

Hannah Choi

_____

Hannah Choi, Member

Joel Nathanson

_____

NBS Capital, Member

_____

Tyler Enterprises, Inc. Restated Profit Sharing Plan, Helen A. Tyler, Trustee

Colby Jacobson

_____

Colby Jacobson, Member

Peter Eichar

_____

Peter Eichar, Member



Audit Trail

Document Details

Title	SSBD Revised Operating Agreement 2023
File Name	SSBD Operating Agreement 2023 (1).pdf
Document ID	d94843503c4a432e98c49e303fc1ed13
Fingerprint	7d5372aaf43294d3447ad88c38e9c3ac
Status	In Process

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Colby Jacobson

Peter Eichar

Hannah Choi

Bradley Sweet

Joel Nathanson

Brandon Copp

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John Andreachi

AMENDMENT TO THE OPERATING AGREEMENT OF SAME SAME BUT DIFFERENT LLC

This Amendment (the "Amendment") to the Operating Agreement (the "Agreement") of Same Same But Different LLC, a California Limited Liability Company (the "Company"), is made effective as of [Insert Effective Date].

WHEREAS, the Company is currently governed by an Operating Agreement dated March 2, 2023; and

WHEREAS, the Members of the Company have agreed to amend the Agreement to transition from a percentage ownership model to a membership unit system;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Members agree to amend the Agreement as follows:

1. Transition to Membership Units

1.1 The ownership structure of the Company is hereby amended from a percentage-based ownership to an ownership unit-based system. Existing Members' ownership percentages shall be converted into Units, with the allocation based on their respective percentage ownership in the Original Agreement.

1.2 The Company shall issue a total of 60,000 membership units. These Units shall represent equal proportional interests in the Company.

1.3 Voting Rights, Profit and Loss Distribution: All voting rights, profit and loss distribution, and capital contributions shall henceforth be based on the number of membership units held by each Member, in accordance with the allocation set forth above.

1.4 The membership units specifically allocated to Management - Peter Eichar and Brad Sweet shall still not participate in the loss distributions of the Company as outlined in the operating agreement.

1.5 Modification of Agreement: All references in the Agreement to percentage ownership shall be replaced with references to membership units. Any terms conflicting with this Amendment are hereby amended to align with the terms of this Amendment.

2 Manager's Authority to Add New Investors

2.1 The Manager is hereby granted the authority to add new investors to the Company by issuing new Units, provided that the Company valuation at the time of such issuance is above $5,000,000, in accordance with Section 3.3(a) of the Original Agreement. Furthermore, the issuance of new Units under this authority shall not result in a dilution of existing Members' ownership interests by more than 33%, as stipulated in Section 3.3(b) of the Original Agreement. This authority includes the discretion to determine the number and terms of the Units issued to new investors. The exercise of this authority by the Manager to add new investors and issue new Units shall be deemed an operational decision and not an amendment to this Operating Agreement. Therefore, it can be done without requiring the unanimous consent or signatures of all existing Members. This provision is intended to facilitate the efficient operation and growth of the Company while adhering to the overarching terms of the Operating Agreement and applicable laws.

3. Continuation of Other Terms

Except as expressly amended by this Amendment, all terms and conditions of the Original Agreement shall remain in full force and effect.

4. Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

Same Same But Different LLC:

Brad Sweet

Bradley Sweet, Manager

[signature]

Michael Ault, Member

[signature]

Valaski Motorsports LLC, Member

Elliott Sencan

Elliott Sencan, Member

Joel Nathanson

Golfwire LLC, Member

John Andreacchi

_____

JCC Investments, Member

Guerric Sloan

_____

Guerric Sloan, Member

Brandon Copp

_____

Brandon Copp, Member

Hannah Choi

_____

Hannah Choi, Member

Joel Nathanson

_____

NBS Capital, Member

Helen A. Tyler

_____

Tyler Enterprises, Inc. Restated Profit Sharing Plan, Helen A. Tyler, Trustee

Colby Jacobson

_____

Colby Jacobson, Member

Peter Eichar

_____

Peter Eichar, Member